                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  14 January, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	14 January 2010

BOARD
APPOINTMENT
AT AIB

Allied Irish Banks, p.l.c.
("AIB") [NYSE: AIB]

announces
 the
appointment
of
Dr. Michael Somers
as a
Non-Executive Director
.

Dr. Somers
is the former
 Chief Executive of the National Treasury Management Agency
. His appointment is by the National Pensions Reserve Fund Commission
("the Commission") in the exercise of its rights under Article 99 of the Articles of Association of Allied Irish Banks, p.l.c. and
on foot of a direction to the Commission from the Minister for Finance pursuant to section 19B of the National Pensions Reserve Fund Act 2000 (as amended).

-Ends-

For further information, please contact:

David O'Callaghan
Company Secretary
AIB Group
Bankcentre
Dublin 4
Tel: +353-1- 6414672

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date   14 January, 2010

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.